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(404) 815-2287
elizabethnoe@paulhastings.com

January 31, 2006                                                     58338.00002

Pamela A. Long and Andrew Schoeffler
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC  20549-7010

Re:   Ashton Woods USA L.L.C.
      Registration Statement on Form S-4
      Filed November 23, 2005
      File No.: 333-129906 and 333-129906-01 through 21

Dear Ms. Long and Mr. Schoeffler:

      On behalf of our clients, Ashton Woods USA L.L.C., a Nevada limited liability company (the "Issuer"), Ashton Woods Finance Co., a Delaware corporation (the "Co-Issuer" and together with the Issuer, the "Issuers") and the subsidiary guarantors referred to in the Form S-4 referenced above (each, a "Subsidiary Guarantor" and collectively, the "Subsidiary Guarantors"), we are submitting the Issuers' response to Staff comments conveyed in the Staff comment letter dated December 20, 2005. This letter is submitted along with Amendment No. 1 to the Registration Statement on Form S-4 of the Issuers (the "S-4") for the registration under the Securities Act of 1933, as amended (the "Securities Act") of $125,000,000 aggregate principal amount of the Issuers' 9.5% senior subordinated notes due 2015 (the "New Notes") and guarantees thereof by the Subsidiary Guarantors (the "New Guarantees") issuable in exchange for the Issuers' existing 9.5% senior subordinated notes due 2015 and the related guarantees thereof by the Subsidiary Guarantors, which were offered and sold in a transaction exempt from registration under the Securities Act. Amendment No. 1 to the S-4 was transmitted for filing to the Commission via Edgar on the date hereof.

      Please note that we have been advised by the Issuers and the Subsidiary Guarantors that (i) the Issuers are registering the New Notes, and the Subsidiary Guarantors are registering the New Guarantees in reliance on the Staff positions enunciated in Exxon Capital Holdings Corp. (avail. April 13,
1989), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993), (ii) none of the Issuers, any Subsidiary Guarantor nor any affiliate of the Issuers or any Subsidiary Guarantor has entered into any agreement or understanding with any person to distribute the New Notes and the New Guarantees thereof and (iii) to the best of each Issuer's and each Subsidiary Guarantor's information and belief, each person participating in the Exchange Offer is

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January 31, 2006
Page 2

acquiring the New Notes and the New Guarantees thereof in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes and the New Guarantees thereof to be received in the Exchange Offer. In this regard, we have been advised by the Issuers and the Subsidiary Guarantors that they will make each person participating in the Exchange Offer aware (through the Prospectus included in the S-4 (the "Prospectus")) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes and the New Guarantees thereof to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers and the Subsidiary Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K. We have also been advised by the Issuers and the Subsidiary Guarantors that they (i) will make each person participating in the Exchange Offer aware (through the Prospectus) that any broker-dealer who holds Original Notes and Original Guarantees acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes and New Guarantees in exchange for such Original Notes and Original Guarantees pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer), in connection with any resale of such New Notes and New Guarantees and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes and New Guarantees received in respect of such Original Notes and Original Guarantees pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      With respect to the Staff comment letter, the individual responses of the Issuers to each of the Staff's comments are set forth below on the Issuers' behalf, together with the related comments. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the comment letter. Please note that the S-4 has been updated to include financial statements and related disclosure for the Issuer's most recently completed fiscal quarter ended November 30, 2005. Further, as a result of the revisions made to the S-4, the page numbers the Staff referred to in its comment letter may no longer correspond to the page numbers of the S-4 filed herewith. The page

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January 31, 2006
Page 3

numbers in the Issuer's responses below correspond to the page numbers in the S-4 filed herewith.

General

1. If you intend to rely on the position the staff took in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter indicating that you are registering your exchange offer in reliance on our position contained in these letters and also include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

      Response: See the representations provided above.

2.    Please disclose the information required by Item 19(a)(4) of Form S-4.

      Response: Page 30 of the prospectus has been revised to include a statement that no affiliate of the Issuers or the Subsidiary Guarantors has a direct or indirect interest in the Exchange Offer.

3. To the extent additional subsidiaries of the company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

      Response: The table of additional registrants and signature pages in Amendment No. 1 includes a new subsidiary of the Issuer, Ashton Woods Transportation, LLC ("Ashton Transportation"), which became a guarantor of the registered notes after November 23, 2005, the date the initial Registration Statement on Form S-4 was filed. The most recent financial statements in the S-4 are for the fiscal quarter ended November 30, 2005. Since Ashton Transportation became a guarantor of the registered notes after November 30, 2005, the financial statements in the S-4 do not include Ashton Transportation. The Issuers have advised us that Ashton Transportation was formed solely purpose of acquiring an aircraft, which was acquired in December 2005, and that prior to and as of November 30, 2005, it did not have any assets or liabilities. Furthermore, the Issuers have also advised us that Ashton Transportation will be included in its financial statements for periods subsequent to November 30, 2005.

      The Issuers have also advised us that they will update the facing page and the signature pages, as requested, to add any additional subsidiaries that come into existence and are made guarantors of the registered notes prior to the expiration of the offering period. Furthermore, the Issuers have advised us that they will update the financial statements to include any additional subsidiaries that come

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January 31, 2006
Page 4

      into existence and are made guarantors of the registered notes prior to the expiration of the offering period, provided that such additional subsidiaries became guarantors of the registered notes during the periods covered by the financial statements included in the S-4 at that time.

      Prospectus Summary, page 1

4. Please delete the last sentence of the first introductory paragraph since it is clear from the context. In addition, please relocate the second introductory paragraph to a more appropriate location in your prospectus.

      Response: The last sentence of the first introductory paragraph has been deleted from the S-4. The second introductory paragraph has been moved, and it now appears after the Issuer's address and phone number on the bottom of page 1. Please note that in order for the Issuers to refer to the 2004 and 2005 J.D. Power Awards for Highest in Customer Satisfaction with New Homebuilders in Atlanta, the independent company that conducted the surveys, J.D. Power and Associates, required the Issuers to include the information regarding the parameters of the surveys in the prospectus in proximity to the initial statements regarding the awards. Therefore, we believe it is appropriate to include this information in the prospectus summary.

5. Please substantially revise the disclosure under the heading "Business Strategy" as this disclosure merely repeats entire portions of your Business section. Your summary should be limited to providing a brief overview of the most important aspects of your business. If you believe this disclosure is necessary, reduce the disclosure to a bullet point presentation, with one sentence per bullet point.

      Response: The disclosure under the heading "Business Strategy" on page 1, has been revised to a bullet point presentation to reduce repetition.

      Material United States Federal Income Tax Consequences, page 6

6. We note the disclosure that your exchange offer "will" not result in a taxable event. Please reconcile with the disclosure in the second sentence of the first paragraph under the heading "Exchange Offer" on page 115 that your exchange offer "should" not result in a taxable event.

      Response: The statement on page 120 has been revised to indicate that the exchange offer "will" not result in a taxable event.

      Risk Factors, page 13

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January 31, 2006
Page 5

      Our home sales and operating revenues could decline due to macroencomic..., page 13

7. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk described under this subheading could apply to nearly any issuer. Please revise to clearly explain how this risk specifically applies to you. Please also comply with this comment in risk factors seven, 11, 16, and 17.

      Response: Risk factors one, seven, 11 and 16 have been revised to explain how the risks apply to the Issuer's business. Risk factor 17 has been deleted in that the risk identified does not apply to the Issuer in a manner different from any issuer.

      Our operating results are variable, which may cause the value of the notes..., page 13

8. Please provide examples to illustrate the risk described under this subheading. Please also comply with this comment in risk factors three and 12.

      Response: Risk factors two, three and 12 have been revised to provide specific examples of the way these risks could impact the Issuer's business.

      We may incur additional operating expenses due to compliance..., page 15

9. Please quantify the risks described under this subheading. Please also comply with this comment in risk factors nine, 10, 13 and 14.

      Response: In order to quantify the risks described in risk factors eight, nine, 10, 13 and 14, the Issuer would need to make a number of assumptions. However, the assumptions that the Issuer would be required to make in order to quantify the risk would be based on speculation, rather than good faith estimates based on the experience of the Issuer's management. For example, in order to quantify the risks associated with fines and penalties for violations of environmental laws, the Issuer would be required to assume, among other things, what the potential violation might be; whether the fines and penalties would be imposed by local, state or federal authorities or some combination of thereof; and the fines and penalties that local, state and federal law impose for the assumed violation. Also, for example, in order to quantify the effect of higher insurance premiums as a result of construction and product defect liability claims, the Issuer would be required to assume what defect or defects caused the increase in premiums; the dollar amount of its exposure as a result of the assumed defect or defects; and how its insurers would calculate the increase in premiums as a result of the defect or defects. Because such quantifications would be based purely on speculation, we believe that providing them would not be useful to investors and could be

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January 31, 2006
Page 6

      misleading. Consequently, the Issuer the does not believe that it is appropriate to amend risk factors eight, nine, 10, 13 and 14 in order to quantify the risks described therein. Although risk factors eight, nine, 10, 13 and 14 have not been revised to include a quantifications of the risks, where appropriate they have been revised to more particularly describe the impact each of these risks could have on the Issuer.

      We may be unable to generate sufficient cash to service our debt..., page
      18

10. Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

      Response: Page 17 has been revised to include the Issuer's annual debt service costs for both its fixed rate and variable rate indebtedness. The revised disclosure also discusses the impact a 1% increase in interest rate would have on the Issuer's variable rate indebtedness.

      The Exchange Offer, page 23

11. Please apply the comments on this section set forth below to the section entitled "The Exchange Offer" beginning on page 4 and to Exhibit 99.1, as appropriate.

      Response: Each of the responses noted below resulting in changes to the Exchange Offer section of the Prospectus will also be reflected in Exhibit
      99.1 to the extent applicable.

      Expiration Date; Extensions; Amendment, page 25

12. We note that you will announce the extension of the offer by making a public announcement prior to 5:00 p.m. on the next business day after the previously scheduled expiration date. Please revise the disclosure to comply with Rule 14e-1(d), which requires you to make the announcement prior to 9:00 a.m.

      Response: The disclosure on page 24 has been revised to clarify that any announcement regarding an extension of the offer will be made prior to 9:00 a.m. on the next business day after the previously scheduled expiration date.

13. We note that you reserve the right to "delay accepting any original notes." Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to any extension of the exchange offer, so state.

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January 31, 2006
Page 7

      Response: The disclosure is intended to indicate that a delay in accepting any original notes will occur in connection with an extension of the exchange offer. To clarify this point, we have added an "and" to connect the concepts of delaying acceptance and of extending the exchange offer in the referenced bullet point on page 24.

14. We note the disclosure in the second sentence of the first paragraph on page 26. Please revise here and, as appropriate, elsewhere in your prospectus to indicate that in the event of a material change in your exchange offer, including the waiver of a material condition, you will extend your exchange offer period, if necessary, so that at least five business days remain in your exchange offer following notice of the material change.

      Response: The last sentence of the first paragraph on page 25 has been revised to read as follows: "In the event of a material change in the Exchange Offer, including the waiver of any material condition by the Issuers, we will extend the Exchange Offer, if necessary, so that at least five business days remain prior to the expiration date following the notice of the material change." We have also made similar revisions on page 29.

      Exchange Offer Procedures, page 26

15. We note the disclosure in the last sentence of the fifth full paragraph on page 27 that the exchange agent will return certain original notes "as soon as practicable following the expiration date." Please reconcile with the disclosure in the third sentence of the last paragraph under the heading "Withdrawal of Tenders" on page 29. In addition, Rule 14e-1(c) under the Exchange Act requires that you return the original notes "promptly" upon expiration or termination of your exchange offer. Please revise here and, as appropriate, elsewhere in your prospectus accordingly.

      Response: The sentence referenced on page 26 (formerly page 27) refers to the situation where original notes have not been properly tendered and thus are being returned to the holder. Generally, such return will be without cost to the holder, however, the Issuers may provide differently in a letter of transmittal requiring the holder to pay for the return of notes not properly tendered. The sentence on page 28 (formerly page 29) refers to a different situation where notes have been properly tendered, but are not accepted for exchange by the Issuers as a result of withdrawal, rejection of tender or termination of the exchange offer. The Issuers do not intend to require payment by the holders for the return of these notes in any circumstances. Because of these differences, the disclosure cannot be fully reconciled. The language on page 26 has been revised to make clear that the improperly tendered notes will be returned "promptly" as opposed to "as soon as practicable".

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January 31, 2006
Page 8

      Conditions, page 29

16. Please disclose the basis upon which you will determine whether any condition has been satisfied. Please note that you must provide an objective standard for determining whether a condition has been satisfied. In this regard, we note that you currently use a "reasonable discretion" standard.

      Response: It appears that the language referenced did not correctly convey the information intended to be provided to the reader. Each of the conditions referenced is an objective condition as to which the Issuers are not able to use discretion in determining existence of the condition. The condition will either objectively exist or not exist based on factors outside of the Issuers' control. The discretion intended to be referred to is the Issuers' decision whether to waive the condition or take one of the other actions enumerated. Therefore, the lead-in language on page 29 has been revised to read as follows: "If any of the foregoing conditions exist, we may, in our reasonable discretion:"

      Use of proceeds, page 32

17.   Please provide the information specified in Instruction 4 to Item 504.

      Response: As is noted under Use of Proceeds, the S-4 relates to an exchange offer of new securities for outstanding securities to satisfy obligations under a registration rights agreement entered into by the Issuers in connection with the issuance and sale of the original notes. The Issuers will not receive any cash proceeds from the issuance of the new notes. Therefore, there are no proceeds being used to repay indebtedness out of this offering, and we respectfully submit that the information described in Instruction 4 of the Item 504 is not applicable. The Issuers have referenced in the second paragraph under "Use of Proceeds" what the use of proceeds was with respect to the original issuance of the notes which occurred prior to this exchange offer. The information required by Instruction 4 of Item 504 was provided to investors when they were purchased in the prior private placement.

      Summary consolidated financial information and operating data, page 10 and Selected historical consolidated financial and operating data, page 34

18. Since you present a non-GAAP performance measure that excludes recurring expenses, please revise your current presentation to fully comply with our response to Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." It appears to us that your current presentation does not address the material limitations associated with the non-GAAP measure you present or the manner in which you compensate for these limitations.

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January 31, 2006
Page 9

      Response: Additional disclosure regarding the limitations of EBITDA as a measure of performance has been added to note (2) on pages 9 and 35.

      Management's Discussion and Analysis of Financial Condition ..., page 37

      Overview, page 37

19. Please expand your overview section to discuss the impact of raw material costs and your significant backlog on the financial condition and results of operations of your company.

      Response: Additional discussion has been added to the Overview section on page 37 to discuss the impact of raw material costs and the Issuer's backlog on the Issuer's financial condition and results of operations.

20. We note the disclosure in the second bullet point of each of the fourth, fifth and seventh paragraphs regarding the amount of your backlog. Please balance your disclosure by discussing the 15 to 20 percent of the backlog that you expect will be cancelled. We note the disclosure in the seventh full paragraph on page 42. Please also indicate what portion of the backlog you do not reasonably expect to fill in the current fiscal year.

      Response: After reviewing the Staff's comment above, the Issuer believes that disclosure regarding the cancellation of homes in backlog may have been confusing. The disclosure regarding backlog has been revised to clarify that backlog represents the number and value of new sale orders net of any cancellations that may have occurred during a reporting period. The Issuer has advised us that historically they have experienced a cancellation rate of 15%-20% of the gross new orders recorded during a reporting period, rather than a cancellation rate of 15%-20% of the homes in backlog. Pages 36, 42 and 44 have been updated to clarify this point. Furthermore, page 36 has been revised to include a statement that the Issuer believes that 80%-85% of its backlog as of November 30, 2005 will be sold during the current fiscal year. The Issuer believes that providing the disclosure regarding percentage of its backlog that will close during the current fiscal year, rather than the percentage of backlog that will not close during the fiscal year, is consistent with Item 101(c)(1)(viii) of Regulation S-K.

21. We note the disclosure in the third sentence of the sixth paragraph regarding the delays in receiving government approvals. Please disclose the reasons why you have experienced these delays.

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January 31, 2006
Page 10

      Response: The disclosure in the third sentence of the sixth paragraph on page 37 regarding delays in receiving government approvals has been supplemented to explain the reasons for these delays.

22. We note the significant impact that land sales have had on your results of operations. Please revise MD&A to address the factors that you consider in determining if and when to sell land and address the extent to which you believe future land sales will impact your operating results.

      Response: Page 36 of the S-4 has been revised to explain the factors that the Issuer considers in determining if and when to sell land and the anticipated impact that future land sales will have on the Issuer's operating results.

      Results of Operations, page 38

23. Where there is more than one business reason for a change in a line item, please quantify the incremental impact of each individual business reason discussed in the overall change in the line item. For example, you disclose three reasons for the increase in general and administrative expenses for the period ended August 31, 2005 as compared to the period ended August 31, 2004, but you do not state the relative impact of each reason.

      Response: The "Management's Discussion and Analysis" for the period ended August 31, 2005 has been replaced with the "Management's Discussion and Analysis" for the three- and six-month periods ended November 30, 2005. Therefore the specific disclosures referred to in the Staff's comment have been deleted. However, we understand that the comment applies to the Issuer's "Management's Discussion and Analysis" in general. While in certain instances it would be possible to attribute relative impact of a number of reasons causing a change in a financial statement line item, the Issuer does not believe this information is material to the reader and would in fact serve to confuse them. The impact that various elements may have on results of operations will vary from time to time, and thus, the impact in any one period would not be informative as to the impact such item may have in the future. Where a factor is the primary reason for a change in a line item, the Issuer has and will continue to note that it is the primary factor. However, when there are a number of factors that contributed to the change where none is dominant, we submit it is more appropriate to describe the factors without attributing relative significance.

      Three Months Ended August 21, 2005 Compared to Three Months Ended....,
      page 41

24. Please disclose the reasons why you experienced a decline in the amount of land sales revenues.

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January 31, 2006
Page 11

      Response: For the three month-period ended November 30, 2005, land sales actually increased over the same period during the prior fiscal year. However, for the six-month period ended November 30, 2005 land sales actually decreased slightly over the same period during the prior fiscal year. The revised disclosure on pages 40 and 41 includes an explanation of both the changes.

25. Please explain why homes in Dallas and Houston have lower gross margins than homes in Atlanta, Orlando and Phoenix.

      Response: Margins are driven by the cost to construct a home compared to the price that the home can receive in the particular market. The housing markets in Dallas and Houston have experienced difficulties recently due to economic and other factors in the Texas region, such as a series of job losses during the past several years in the telecommunications, technology and airline industries, that have adversely affected the ability of homebuilders to sell their homes as quickly as desired and with the gross margins desired. When compared to markets that have experienced employment gains, such as Atlanta, Orlando and Phoenix, the condition of the Dallas and Houston markets has not been as favorable to homebuilders, and as a result, homebuilders in Dallas and Houston have sold fewer homes and have obtained lower gross margins on the homes they have sold in Dallas and Houston. Please note that "Management's Discussion and Analysis" was updated for the period ended November 30, 2005, and as a result of the change in the factors affecting the Issuer's operating results for that period, the reference to lower margins in the Dallas and Houston markets has been deleted.

      Liquidity and Capital Resources, page 45

26. We note your disclosure in the last sentence of the first paragraph that you plan to finance your operations through the proceeds of the original notes. However, it appears that you used all of those proceeds to repay outstanding indebtedness. In this regard, we note your disclosure under the heading "Use of Proceeds" on page 32. Please revise to clarify your financing sources. In addition, please comply with this comment in third sentence of the first paragraph under the heading "Contractual Obligations" on page 46.

      Response: The reference in each of these sentences to the proceeds of the notes offering has been deleted. While the notes offering indirectly provided funding as a result of decreasing outstanding debt under the credit facility and making it available to the Issuer for future funding, the Staff is correct that the proceeds of that offering will not directly be used as a financing source and the reference is redundant to the reference to the senior unsecured credit facility.

27. We note the disclosure in the second paragraph. Please explain the reasons why your debt to capitalization ratio has increased.

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January 31, 2006
Page 12

      Response: Page 45 of the S-4 has been updated to explain the increase in the Issuer's debt to capitalization ratio.

      Table of Contractual Obligations, page 47

28. Please provide an updated tabular disclosure of your contractual obligations that includes the senior subordinated notes and related interest payments. In addition, please explain why you believe excluding obligations of certain entities consolidated under FIN 46R is appropriate. At a minimum, it appears to us that you should quantify and disclose the time periods of these obligations in note (4). It also appears to us that you should quantify and disclose all land purchase options you have entered into and the time periods they are required to be exercised; and all obligations and land purchase options of your equity investments.

      Response: The table of contractual obligations has been updated to November 30, 2005 so that it includes the indebtedness under the original notes and related interest payments and reflects the use of proceeds from the issuance and sale of the notes. Further, we believe the reference in footnote 4 to the exclusion of obligations of certain FIN 46R consolidated entities was confusing and not completely accurate. The contractual obligations table includes obligations under specific performance lot option purchase agreements. The Issuer is also party to lot option purchase agreements that do not contain specific performance provisions. In those situations, the Issuer's only obligation relates to nonrefundable deposits, letters of credit posted in support of those contracts and any other nonrefundable amounts set forth in the contract. Therefore, the additional purchase price for the land under option is not an obligation of the company but simply is an option for future purchase. In order to clarify the Issuer's potential obligations with respect to all land and lot option purchase agreements, including those with and without specific performance obligations, additional tabular disclosure of obligations under these purchase contracts has been included on pages 48 and 49.

      Operating Cash Flow, page 45
      Investing Cash Flow, page 46
      Financing Cash Flow, page 46

29. Please explain the business reasons for each change between periods discussed in these sections.

      Response: The discussions of operating, investing and financing cash flows on pages 46 and 47 have been revised to include explanations of the business reasons for the changes in such cash flows.

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January 31, 2006
Page 13

      Senior Unsecured Credit Facility, page 46
      9.5% Senior Subordinated Notes, page 46

30. It appears that your debt agreements contain certain covenants. Please discuss the impact of these covenants on your operations, including any impact on your financial condition or results of operations.

      Response: A discussion regarding the covenants contained in the senior unsecured credit facility and the indenture governing the notes has been added on page 47. Please note that the indenture covenants are primarily incurrence covenants and thus do not have as significant an impact as those in the senior unsecured credit facility. This fact is noted in the disclosure included on page 47.

      Business, page 52

31. Please disclose the information required by Item 101(c)(iii) of Regulation S-K.

      Response: On page 61, the last paragraph contains a discussion of the sources and availability of raw materials for the Issuer's business. In the homebuilding industry, raw materials, such as lumber, construction supplies, roofing supplies, appliances and other materials for the home construction process, are readily available from numerous sources. As disclosed under "Construction" on pages 61 and 62 of the S-4, the Company enters into agreements with material suppliers after competitive bidding and has numerous suppliers of raw materials and services for its homebuilding business. Because of the general availability of raw materials in the Issuer's industry and the fact that it does not have long-term contractual commitments with any of its suppliers as disclosed, we respectfully submit that additional disclosure regarding raw materials is not necessary.

32. Under an appropriately titled heading, please discuss in reasonable detail the title services that you provide through two joint ventures. In addition, please disclose the percentage of your revenues derived from this business. Finally, please file the joint venture agreements relating to these entities as exhibits to your registration statement.

      Response: A discussion of the Issuers' title services has been added on page 61 under a heading of "Title Services". The title joint ventures are managed by an unrelated party. The Issuer's ownership position is approximately 49% and is accounted for under the equity method. Consequently, the joint ventures are not included in the computation of the Issuer's revenues. The joint venture agreements relating to the entities providing these title services have been filed as Exhibits 10.9,
      10.10 and 10.11 to the S-4.

January 31, 2006
Page 14

33. Please describe in reasonable detail the material terms of your home building contracts. For example, what are the rights of the parties with respect to the cancellation of a contract?

      Response: A description of the material terms of the Issuer's homebuilding contracts has been added on page 61. While the cancellation rights under each contract is driven by the law of the state in which the contract is entered into, a general summary of these rights is also provided.

34. Please disclose the basis for your statements in the first and fourth sentences of the introductory paragraph.

      Response: The statement regarding the Issuer's status as one of the largest private homebuilders is based both on the number of closings and on revenues. The first sentence in the introductory paragraph on page 54 has been revised to clarify this basis. The same clarification has been made on pages 1 and 36. The information in the fourth sentence regarding the standing of the company's markets is based on data provided by the U.S. Census Bureau. A reference to this entity has also been added in that sentence on page 54, as well as pages 1 and 37.

35. Please identify the nationally recognized survey company referenced in the last sentence of the introductory paragraph. Please also advise us as to whether this survey is generally available to the public, without payment of a subscription or other fees. Has this survey been published in widely circulated media or among members of the industry? If so, please tell us when and where.

      Response: The nationally recognized survey company referenced in the last sentence of the introductory paragraph is J.D. Power. However, J.D. Power refused to give the Issuer permission to use their name with respect to this particular survey because it is not publically published by J.D. Power. We believe that the Issuer's receipt of these rankings in the customer satisfaction survey is important support for information otherwise provided to investors, and therefore, respectfully submit that it is important to continue to disclose this information, notwithstanding J.D. Power's refusal to allow that their name be used. The Issuers and Subsidiary Guarantors have no relationship with J.D. Power, so the Issuers have modified the language to make it clear that the nationally recognized survey company is not an affiliate.

      Business Strategy, page 52

      Provide Our Customers with Superior Value..., page 52

36. We note your statement that you are "recognized for building homes that offer superior design..." Please disclose the basis for this statement.

January 31, 2006
Page 15

      Response: The statement regarding the Issuers' recognition for building homes that offer superior design, etc. is based on the fact that the Issuers have received numerous awards for such quality. Therefore, the referenced sentence has been revised to indicate this basis.

37. We note the disclosure in the second sentence of the second paragraph. Please identify the organizations that sponsored the awards and whether you have any affiliation with these sponsors.

      Response: The awards referenced in this comment are generally awarded by local homebuilder associations. The disclosure on page 54 has been revised to indicate the identity of the various homebuilder associations. The disclosure has also been revised to state that other than the Issuer's or its subsidiaries membership in the sponsoring organizations, the Issuer and its subsidiaries do not have any other affiliations with these organizations. The parenthetical reference to (HBA) or (MAME) was intended to be a reference to these associations; however, based on the Staff's comment it is clear that these references were not apparent.

38. We note the disclosure in the third sentence of the second paragraph regarding the five star rating. Please identify the organization that awards this rating and whether you have any affiliation with this organization.

      Response: The five star rating for home design in Atlanta was also a J.D. Power award and the reference to J.D. Power in that sentence was intended to modify both awards mentioned. The sentence has been revised to better clarify that this is a J.D. Power award.

      Customer Financing, page 58

39. Please describe in greater detail the mortgage origination business and the percentage of your revenues derived from this segment of your business.

      Response: Additional detail regarding the Issuers' mortgage origination business has been included on page 61. The mortgage origination business is conducted through a joint venture with Wells Fargo Mortgage, LLC, an unrelated party, and the earnings of this joint venture are reported using the equity method. Consequently, the joint venture's revenues are not included in the computation of the Issuer's revenue. Rather, under the equity method, the joint venture's earnings are reported on the Issuer's income statement as a component of the line item "Earnings in unconsolidated subsidiaries."

40.   Please explain the meaning of the term "mortgage capture rate."

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January 31, 2006
Page 16

      Response: The mortgage capture rate represents the percentage of homes closed by the Issuer where the buyer used the mortgage origination services of Ashton Woods Mortgage, L.L.C. The disclosure in the last sentence under "Customer Financing" on page 61 has been revised to clarify this term.

41. Please file the joint venture agreements relating to Ashton Woods Mortgage, L.L.C. as exhibits to your registration statement.

      Response: The joint venture agreement relating to Ashton Woods Mortgage, L.L.C. has been filed as Exhibit 10.8 to the S-4.

      Competition and Market Factors, page 60

42. Please discuss your competition's advantages over you and how this affects your competitive position within your industry.

      Response: Additional information regarding competitors' advantages over the Issuer and how such advantages affect the Issuer's competitive position has been added on page 63.

      Government Regulation and Environmental Matters, page 60

43. Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

      Response: Additional disclosure regarding the effect of compliance with environmental regulations on the Issuers' capital expenditures, earnings and competitive position has been provided on page 63. The Issuers do not have any material estimated capital expenditures for environmental control facilities at this time and thus no such disclosure is included.

      Legal Proceedings, page 61

44. We note that you refer to the potential impact of contingences on your "financial position" here and in note 8 on page F-21. Please revise your disclosures to address other financial measures, including results of operations and cash flows, or the financial statements as a whole. Please be advised that if you believe a material loss is reasonably possible, you should provide all the disclosures required by SFAS 5 and SAB 5:Y.

      Response: The disclosure under Legal Proceedings has been revised to indicate that none of the matters will have a "material adverse impact upon our consolidated financial statements as a whole if decided against us." The Issuers do not believe a material loss is reasonably possible as noted in Note 8 to the audited financial statements.

January 31, 2006
Page 17

      Management, page 62

45. Please disclose the information required by Items 402(g) and (h) of Regulation S-K. See Item 19(a)(7)(ii) of Form S-4.

      Response: Directors do not receive any compensation from the Issuers for their services as directors. A statement to this effect has been added to the management section. With respect to the information required by Items 402, at the time of filing the original S-4, no executive officers of the Issuers were subject to employment agreements or change of control agreements. Subsequent to such filing, an employment agreement was entered into between the Issuer and Tom Krobot on January 30, 2006. Disclosure regarding this agreement has been added beginning on page 66.

      Audit Committee Financial Expert, page 63

46. Please disclose whether Mr. Joffe is independent, as that term is defined under Item 7(3)(d)(iv) (sic) of Schedule 14A. See Item 401(h) of Regulation S-K. Please also refer to Item 19(a)(7)(i) of Form S-4.

      Response: Mr. Joffe does not meet the definition of independence under the rules promulgated by either Nasdaq or the New York Stock Exchange. Disclosure regarding the lack of independence has been added on page 67. Please note that because the Issuer does not have any securities listed on a national securities exchange or in an automated inter-dealer quotation system of a nation securities association, it is not required to have independent directors.

      Compensation Committee Interlocks and Insider Participants, page 63

47. Please revise this section to provide the information required by Item 402(j) of Regulation S-K.

      Response: Mr. Krobot was added to the board of directors of Ashton Woods USA L.L.C. shortly before the filing of the Form S-4. As the Staff correctly notes, Mr. Krobot's role as an employee of the Issuer should be noted under Compensation Committee Interlocks and Insider Participation, although he did not participate in compensation committee actions during the last fiscal year in that he was not added to the Board of Directors until after the fiscal year end. A statement to this effect has been added on page 68. Further, in accordance to the requirements of Item 402(j), a cross reference to the related party transactions disclosed on pages 71 and 72 has been included on page 68.

      Certain Relationships and Related Transactions, page 66

January 31, 2006
Page 18

48. Please state whether you believe that the transactions you describe in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

      Response: The Issuers have informed us that they do believe that the transactions described under "Certain relationships and related transactions" are on terms at least as favorable to the Issuers as would be expected in negotiations with unrelated third parties. A statement to this effect has been added on page 72.

49.   Please identify the related party referenced in the fifth paragraph.

      Response: Page 71 of the S-4 has been revised to identify Larelnor Developments Inc. as the related party discussed in the fifth paragraph.

      Description of Other Indebtedness, page 68

50. Please delete the second sentence of the introductory paragraph, as the summary should be materially complete. In addition, please clarify that the summary sets forth the material terms of the agreements governing your indebtedness.

      Response: The second sentence has been deleted as requested. In the first sentence the reference to "principal terms" has been changed to a reference to "material terms".

      Senior Unsecured Credit Facility, page 68

51. We note the statement in the fourth paragraph that after giving effect to the use of proceeds from the sale of the original notes that you will have no outstanding borrowings under the senior unsecured credit facility. Please reconcile with the capitalization table on page 33, which show there will be $23.7 million outstanding on an as adjusted basis.

      Response: The statement on page 68 of the original S-4 indicating that there would be no borrowings outstanding was incorrect. The information in the capitalization table on page 33 was correct. However, with the updating of the S-4 to November 30, 2005, the statements referenced in the Staff's comment have been deleted.

52. We note the disclosure in the sixth paragraph. Please disclose whether you are in compliance with these covenants as of the most recent practicable date.

      Response: Disclosure regarding compliance with covenants has been added on page 74 as requested.

January 31, 2006
Page 19

      Description of the Notes, page 70

53. Please remove the statement in the second sentence of the second paragraph that your summary is qualified by reference to the indenture, as it is inconsistent with Rule 411 of Regulation C.

      Response: The referenced sentence has been removed.

      Certain Covenants, page 75

54. We note the statement that the "indenture will contain, among others, the following covenants." It appears that the indenture is outstanding. Please revise accordingly.

      Response: The language has been revised accordingly.

55. Please disclose whether you are in compliance with the covenants under the indenture as of the most recent practicable date.

      Response: The sentence regarding compliance has been added on page 80.

      Where You Can Find More Information, page 120

56. Please delete the fourth sentence of the first paragraph. The disclosure in your prospectus regarding any contracts, agreements and other documents should be materially complete.

      Response: The referenced sentence has been deleted.

      Financial Statements

      Report of Independent Registered Public Accounting Firm, page F-2

57. Request that your auditors revise their report to include a conformed signature and the city and state where issued as required by Rule 2-02(a) of Regulation S-X.

      Response: A revised report is included in the S-4.

      Note 1 -- Summary of Significant Accounting Policies, Presentation, page
      F-7

58. Please demonstrate to us how you determined that that your homebuilding operations have similar economic characteristics as required by SFAS 131.

      Response: The Issuer conducts homebuilding operations in seven geographic markets, Atlanta, Dallas, Houston, Orlando, Phoenix, Tampa and Denver.

January 31, 2006
Page 20

      However, the Issuer has determined that it operates in one reportable segment--homebuilding, in that all of the Issuer's geographic markets sell similar products, have similar building processes, market to similar classes of customers and have similar economic characteristics, as described below.

      The economic characteristics that drive the sale of the Issuer's homebuilding products and the homebuilding industry generally are the same within each of the Issuer's geographic locations. The primary characteristics are:

                  -     employment growth and levels of unemployment;

                  -     general health of the overall local economy;

                  - the availability of mortgage financing and the level of mortgage interest rates.

      The status of each of these economic characteristics in each of the Issuer's geographic locations may vary at a particular point in time (e.g., high unemployment in Dallas versus strong employment in Phoenix); however, the performance of each of them will similarly drive the sales and construction of the Issuer's homes with equal force regardless of location. For example, in geographic markets in which employment growth is strong, the Issuer is able to sell homes more rapidly and to charge a higher sales price. Consequently, the Issuer will obtain better gross margins in that particular market during the period of growth. Conversely, in markets in which the unemployment rate is high and employment growth is not strong, the sale of the Issuer's products will slow, which may in turn require the Issuer to offer incentives to potential homebuyers to buy its products. Those incentives will result in the Issuer earning lower gross margins from the sale of its homes in that market.

      Geographic market performance of the Issuer's line of products relative to unit sales and profitability fluctuate from year to year due to, among other things, the strength of local management, the location of the specific home sites available for sale, its product design relative to the target buyer profile (i.e., targeting the correct buyer and selecting the correct home size, style, amenity level, finish levels for the targeted buyer), the execution of its marketing and sales efforts, construction quality, weather conditions and the economic condition of the specific geographic market. The level of mortgage interest rates and mortgage underwriting guidelines also have significant effects on the performance of the Issuer's home sales, both new and used, throughout the country.

January 31, 2006
Page 21



      The Issuer has advised us that in accordance paragraph 17 of SFAS 131, it assessed whether the markets in which it operates exhibit similar long-term economic financial performance. The Issuer has also advised us that it evaluated its average gross margins in all of its markets for each of the past five years and its expectations with respect to future performance, i.e., average gross margins, in all of its markets and has concluded that over a period of years and changes in regional economic cycles, gross margins experienced in all homebuilding markets equalize and produce similar economic results, i.e., gross margins. As such, the Issuer believes that each of its markets has similar economic characteristics and therefore its markets meet the criteria set forth in Paragraph 17 of SFAS
      131. Consequently, the Issuer believes that it operates in a single reportable segment -- homebuilding. The Issuer believes that this concluded is consistent with GAAP and with the presentation of other public homebuilders with similar operations, including those that operate in more than one geographic market and under more than one trade name.

      Note 1 -- Summary of Significant Accounting Policies, Inventory, page F-7

59.   Please disclose how you allocate the costs you capitalize in inventory.

      Response: Page F-7 of the S-4 has been revised to include a description of how the Issuer allocates the costs capitalized to inventory.

60. Based on your disclosed policy related to how you assess inventory for impairments, it is not clear to us if you evaluate homes under construction and land held for sale in accordance with paragraph 34 of SFAS 144. Please revise and clarify your disclosed policy here and under critical accounting policies in MD&A or explain to us how your disclosed policy fully complies with SFAS 144.

      Response: The Issuer has advised us that it does evaluate finished inventories and land held for sale in accordance with paragraph 34 of SFAS
      144. The second paragraph under the heading "Inventory" has been revised to make clear how the various types of real estate inventories are included in the valuations in order to comply with SFAS 144. The discussion of critical accounting policies on page 51 has been revised in order to clarify this point.

January 31, 2006
Page 22

      Note 1 -- Summary of Significant Accounting Policies, Revenue Recognition, page F-8

61. We note that you design, build and market single-family detached homes, town homes and stacked-flat condominiums. If applicable, please expand your revenue recognition policy for each type of unit you sell. In addition, please address the specific conditions required for you to recognize revenue related to land sales and explain to us if and how any additional land development activities, as disclosed under restricted cash, impact your policy.

      Response: We have been informed by the Issuer that its revenue recognition policy does not differ by the type of unit sold. Therefore, we submit that the disclosure in the note on page F-8 does not require revision. Revenue is recognized with respect to land sales after all the criteria of paragraph 5 of SFAS 66 have been met. There are no other conditions to the recognition of revenue; therefore, we respectfully submit that additional disclosure is not required. The restricted cash escrow referenced under "Restricted Cash" is related to a unique situation in Denver for certain immaterial land activities. It is not expected that additional land development activities will result in a similar escrow. Further, the escrow of restricted cash does not impact the Issuer's revenue recognition policy. Therefore, we respectfully submit that additional disclosure is not required.

      Note 1 -- Summary of Significant Accounting Policies, Warranty Costs, page F-9

62. We note that you provide various warranties and that you establish a liability on a per home basis for expected warranty-related costs. Based on your disclosures here and under critical accounting policies in MD&A, it is not clear to us if your warranty liability includes all warranties or only those that are self-insured. If your warranty liability does not include all warranties, please explain to us how your presentation complies with FIN39.

      Response: The warranty liability includes all warranties.

      Note 10 -- Subsequent Event, page F-21

63. Based on your disclosures and the structure of the senior subordinated notes you issued, it appears to us that you are attempting to comply with Rule 3-10(d)(note 5) of Regulation S-X. If true, please revise the notes to your audited financial statements to disclose:

            -     the parent company co-issued the securities;

            -     the parent company has "no independent assets or operations";

            - the subsidiary co-issuer is "a 100% owned finance subsidiary of the parent company";

January 31, 2006
Page 23

            - all of the parent company's subsidiaries, other than the subsidiary co-issuer, have guaranteed the securities;

            -     all of the guarantors are "100% owned"; and

            - all of the guarantees are "full and unconditional" and "joint and several".

      If each of the above is not true, please tell us why you believe your current presentation complies with Rule 3-10. In addition, please provide the narrative disclosures specified in Rules 3-10(i)(9) and (i)(10).

      Response: The above factors are all accurate and additional disclosure has been added to Note 6 on page F-20 as requested. The Issuers have advised us that there are no significant restrictions on the ability of the Issuers or any subsidiary guarantor to obtain funds from its subsidiaries, nor do any of the conditions described in Rule 4-08(c) of Regulations S-X exist. Therefore, additional narrative disclosure is not required and thus, has not been added.

      Part II Information Not Required in Prospectus

      Item 21. Exhibits and Financial Statement Schedules, page II-10

64. Please file each of the following as an exhibit to your registration statement:

            - the note disclosed in the last paragraph under the heading "Certain Relationships and Related Transactions" on page 66; and

            -     the note disclosed under the heading "Promissory Note" on page
                  69.

      Response: The notes have been filed as Exhibits Nos.10.12 and 10.13 to the S-4.

      Item 22. Undertakings, page II-13

65.   Please provide the undertakings required by Item 512(a) of Regulation S-K.

      Response: The undertakings have been added.

66. Please delete the first undertaking, as you are not permitted to incorporate your subsequent Exchange Act documents into your prospectus.

      Response: The undertaking has been removed.

      Signatures

67. It does not appear that Ashton Woods Construction LLC signed the registration statement. We note that Ashton Construction signed the registration statement on page II--18, but this entity does not appear to be a co-registrant. Please revise accordingly.

January 31, 2006
Page 24

      Response: The signature pages have been corrected.

68. We note that Ashton Houston Residential LLC signed the registration statement twice on page II-15 and that Ashton Houston Development LLC did not sign the registration statement. Please revise accordingly.

      Response: See response to Comment 67.

      Exhibit 25.1

69. Please advise us as to the authority you relied upon to include the disclaimer set forth under the heading "Note" on page 3.

      Response: An updated Exhibit 25.1 has been filed with the S-4, and the updated Exhibit 25.1 does not contain the disclaimer noted in the Staff's comment.

70. Please disclose the filing date of the registration statement from which you have incorporated Exhibits 1 through 4.

      Response: The updated Exhibit 25.1 filed with the S-4 contains the date of the registration statement from which Exhibits 1-4 are incorporated by reference.

      Exhibit 99.1

71. Please delete the language requiring a security holder to acknowledge or certify that he or she has "read", "reviewed" or "understands" all of the terms of your exchange offer.

      Response: The language has been deleted from pages five and 16 of Exhibit 99.1.

72. We note the disclosure in the section entitled "Irregularities" regarding waiving conditions to your exchange offer. In the event that you waive a condition, you must waive it as to all security holders. Please revise accordingly.

      Response: The disclosure has been revised as requested.

                                     * * * *

If you have any questions regarding the foregoing responses, please call the undersigned at (404) 815-2287 or Jay Rodriguez at (404) 815-2283.


Sincerely,

/s/ Elizabeth Hardy Noe
for PAUL, HASTINGS, JANOFSKY & WALKER LLP